

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566



December 8, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #143 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:



for MICHAEL A. TERRELL,
President

/mjh
enclosures

dw 1/5


St.Jude
RESOURCES LTD.

NEWS RELEASE

St. Jude Acquires 100% of Benso Gold Concession in Ghana

Vancouver, December 8, 2003 - St. Jude Resources Ltd. is pleased to announce that it has entered into agreements with both Fairstar Explorations Inc. and Architect Co-Partners Limited for the acquisition of the remaining 29.875% of the Benso concession. On closing, St. Jude will own 100% of the Benso concession (subject to the standard Government 10% carried interest). The consideration paid consists of 950,000 shares of St. Jude, (which is subject to regulatory and voluntary hold periods over a 24-month period), cash payments totalling CDN $635,000 and production royalties, which at a gold price of $400/oz., are equivalent to 1.75%. St. Jude has retained the right to re-purchase these royalties for a total price of CDN $4.65 million, provided that the purchase price increases to CDN $7.25 million if more than 3 million ounces are produced, and CDN $9.25 million if the production of more than 3.5 million ounces are contemplated in the first feasibility study.

The Benso concession consists of three blocks named Amantin, Subriso and Chichiwelli, which together, straddle over 15 km of the Ashanti Gold Belt in Ghana, West Africa (see attached map). To date, St. Jude has concentrated its exploration on the Subriso block in the area of the historic Subriso Gold Mine. Here, detailed geological, geochemical and geophysical studies have been carried out, and two large north-south striking parallel zones of surface mineralization have been identified. These highly prospective zones are each approximately 2,500 meters to 3,000 meters long and to date, only a small portion of each has been drill tested. The results from over 16,000 meters of drilling (181 holes) on these two zones is very encouraging.

On the eastern zone at Subriso, only 300 meters have been drilled off on a target referred to as Subriso East. Here, high grade core intercepts have been encountered across mineable widths such as 14.49 g/t Au over 10 meters, 15.96 g/t Au over 9 meters and 11.84 g/t Au over 9 meters. Several other prime geochemical anomalies along the eastern trend remain to be tested in detail namely, C, D, E, F and M. St. Jude's exploration team is aggressively trenching and pitting within this zone to further define future drill targets.

On the west zone at Subriso, most of the company's efforts have been spent on two high grade targets, Subriso West (9.42 g/t Au over 29 meters) and Subriso Central (78.71 g/t Au over 12 meters). Drilling to date on these two targets has only covered approximately 400 meters of strike within the zone and new anomalies namely G, H, I, J, K, L, and N are also being tested with drilling, trenching and pitting. Initial drilling on the new discovery zones G and I have already returned positive results such as 6.9 g/t Au over 42 meters and 27.35 g/t Au over 20 meters at the G target, and at the I target 4.85 g/t Au over 16 meters and 5.45 g/t Au over 14 meters. Drilling continues on both zones and results are pending.

At the southern Amantin block, the company is carrying out detailed exploration where high-grade quartz veins have been encountered by St. Jude and previous operators. At the northern Chichiwelli block, St. Jude is embarking upon a separate exploration effort based in Tarkwa. Here, the previous operator BHP intersected 6.1 g/t Au over 6 meters and 13.11 g/t Au over 5 meters at the historic Chichiwelli Mine, which is at the eastern edge of the concession.

As drilling on these new targets progresses, the company expects to be in a position to release an initial resource estimate next year. St. Jude is also in the process of initiating a pre-feasibility study on its adjoining Hwini-Butre project where 936,000 ounces (indicated 562,000 and inferred 374,000) have been established. The company is optimistic that the feasibility of producing Gold from both the Benso and Hwini-Butre projects is possible with a single processing facility.

St. Jude is a leading West African explorer focused on the discovery and development of Gold deposits amenable to low cost mining. The company's four advanced-stage projects namely, Hwini-Butre/Benso in Ghana and Goulagou/Rounga in Burkina Faso cover over 571 sq. km. (141,171 acres) of one of the richest and most productive gold bearing regions in the world. With a well stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com

St. Jude Resources Ltd.
Benso Concessions
Ghana, West Africa

GOLD IN SOILS
Subriso Deposit



BENSO CONCESSIONS
Bonsaso
Esikuma
Chichiwelli
5° 15' N
Mahamo
Subriso
Ningo
Subriso
5° 10' N
Benso
Amantin
POWERLINE
RAILROAD
Odumase
Akyaakrom
1° 55' W
1° 50' W
LEGEND
Exploration zone
Deposit
Prospect
Town
Drainage
Road
Trail
Railway
Power line
Claim outline
0 1 2 3 4
kilometres



1000
400
300
200
160
120
80
40
20
Au PPB
CLAIM BOUNDARY
F
E
Subriso
Subriso Central
DRILL HIGHLIGHTS
10.02 gpt Au / 15m
78.71 gpt Au / 12m
Subriso East
DRILL HIGHLIGHTS
14.49 gpt Au / 10m
15.96 gpt Au / 9m
Subriso West
DRILL HIGHLIGHTS
10.29 gpt Au / 14m
7.16 gpt Au / 36m
N
G
EASTERN ZONE
Ningo
'G' Zone
DRILL HIGHLIGHTS
6.9 gpt Au / 42m
27.35 gpt Au / 20m
H
C
WESTERN ZONE
K
L
'I' Zone
DRILL HIGHLIGHTS
4.85 gpt Au / 16m
5.45 gpt Au / 14m
L 600 S
D
J
500 metres
LEGEND
Extent of current drilling
A.G. Barrett November, 2003